August 3, 2008

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.
Form 10-K for the Year Ended December 30, 2007
Form 10-Q for the Quarter Ended March 30, 2008
File No. 0-51666

Dear Mr. Vaughn:

On behalf of Spansion Inc. (the “Company”), I am responding to the comments of the staff of the Commission (the “Staff”) made with respect to the above-referenced reports of the Company in the conversation of Friday, August 1, 2008. In response to the Staff’s comments, the Company respectfully submits a revised Appendix to the letter dated July 29, 2008 that provides certain proposed disclosures for the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 29, 2008.

Please do not hesitate to contact me by telephone at (408) 616-1133 or by fax at 408) 616-6622 with any questions or comments regarding this letter.

Very truly yours,

Dario Sacomani Executive Vice President and Chief Financial Officer

cc:	Eric Atallah, Staff Accountant Martin James, Senior Assistant Chief Accountant

APPENDIX

Proposed Disclosures on Saifun Acquisition and Auction Rate Securities as of June 29, 2008 in Quarterly Report on Form 10-Q for the Quarter Ended June 29, 2008:

As of the date of this letter, the Company is in the process of preparing its Form 10-Q for the quarter ended June 29, 2008. While this draft disclosure is subject to final review, the Company intends that its disclosures will be substantially in the form of the following:

ITEM 1.	FINANCIAL STATEMENTS (UNAUDITED) – NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Acquisition of Saifun Semiconductors Ltd. (Saifun)

On March 18, 2008, the Company completed the acquisition of all of the outstanding shares of Saifun Semiconductor Ltd., a publicly held company headquartered in Netanya, Israel (the Acquisition. The Company included the results of operations of Saifun beginning March 18, 2008 in its condensed consolidated statements of operations for the six months ended June 29, 2008.

12. Fair Value

As of June 29, 2008, the fair value measurements of the Company’s cash equivalents and marketable securities consisted of the following and which are categorized in the table below based upon the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(in millions)
Money market funds	$164	$—	$—	$164
Auction rate securities	—	—	109	109

Total cash equivalents and marketable securities	$164	$—	$109	$273

The table below presents reconciliations for market securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 29, 2008:

Three Months Ended June 29, 2008
(in millions)
Beginning balance as of March 31, 2008	$122
Unrealized loss included in other comprehensive income	(13)

Ending fair value as of June 29, 2008	$109

Six Months Ended June 29, 2008
(in millions)
Beginning balance as of December 31, 2007	$—
Transfer in	122
Unrealized loss included in other comprehensive income	(13)

Ending fair value as of June 29, 2008	$109

Marketable Securities

The Company’s marketable securities at June 29, 2008 consist of $108.5 million of auction rate securities (ARS) valued at fair value which are substantially backed by student loans and are guaranteed by the U.S. government Federal Family Education Loan Program (FFELP). These securities have credit ratings of AAA and Aaa. Prior to February 2008, these securities were publicly quoted and traded in auctions relating to such investments. The fair value of these securities approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, subsequent to February 2008, all of these securities failed to be traded in these auctions. Given the failures in the auction markets, as well as the lack of any correlation of these instruments to other observable market data, there are no longer observable inputs available as defined by Levels 1 and 2 of the fair value hierarchy of Statement 157 by which to value these securities. Therefore, these auction rate securities are classified within Level 3 and their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities.

The Company has estimated the fair values of its ARS investments at June 29, 2008 using a discounted cash flow (DCF) methodology. Significant inputs used in the DCF models were the credit quality of the instruments, the percentage and the types of guarantees (such as FFELP), the probability of the auction succeeding or the security being called, and an illiquidity discount factor. The key assumptions used in the discounted cash flow analyses to determine the fair values as of June 29, 2008 were the discount factor to be applied and the period over which the cash flows would be expected to occur. The discount factor used was based on the three-month LIBOR (2.79% as of June 29, 2008) adjusted by 120 basis points (bps) to reflect the then current market conditions for instruments with similar credit quality at the date of the valuation. In addition, the discount factor was incrementally adjusted for a liquidity discount of 280 bps to reflect the risk in the marketplace for these investments that has arisen due to the lack of an active market. The Company applied this discount factor over the expected life of the estimated cash flows of its ARS with projected interest income of 4.19% per annum. The projected interest income is based on a trailing 12-month average 91-day T-bill rate at 2.99% as of June 29, 2008 plus 120 bps, which is the average annual yield of the Company’s ARS assuming auctions continue to fail. The Company’s analyses indicated the fair value of its ARS investments was approximately $108.5 million, as compared to a face value of approximately $121.9 million as of June 29, 2008. The impairment in value, or $13.4 million, is currently considered by the Company to be temporary in nature and, accordingly, has been recorded as an unrealized loss in the comprehensive income (loss) component of stockholders’ equity.

The Company has classified its investments in ARS as current assets. The Company currently believes that it will be able to sell these securities and have the proceeds available for use in its operations within the next twelve months through a future successful auction, a sale to a buyer outside of the auction process, a call on these investments, or a redemption by which issuers establish a different form of financing to replace these securities.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Fair Value of Marketable Securities

Our marketable securities at June 29, 2008 consist of approximately $108.5 million of auction rate securities (ARS) valued at fair value which are substantially backed by student loans and are guaranteed by the U.S. government Federal Family Education Loan Program (FFELP). These securities have credit ratings of AAA and Aaa. Prior to February 2008, these securities were publicly quoted and traded in the auctions relating to such investments.

Historically, the fair value of our ARS investments has approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, subsequent to February 2008, all auctions involving these securities have failed. The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS investments develop. We cannot be certain regarding the amount of time it will take for an auction market or other markets to develop. Accordingly, we have concluded that the estimated fair value of the ARS no longer approximates the face value primarily due to the lack of liquidity.

We have estimated the fair values of our ARS investments at June 29, 2008 using a discounted cash flow (DCF) methodology. Significant assumptions considered in the DCF models were the credit quality of the instruments, the percentage and the types of guarantees (such as FFELP), the probability of the auction succeeding or the security being called, and an illiquidity discount factor. The key assumptions used in the discounted cash flow analyses that were to determine the fair values as of June 29, 2008 were the discount factor to be applied and the period over which the cash flows would be expected to occur. The discount factor used was based on the three-month LIBOR (2.79% as of June 29, 2008) adjusted by 120 basis points (bps) to reflect the then current market conditions for instruments with similar credit quality at the date of the valuation. In addition, the discount factor was incrementally adjusted for a liquidity discount of 280 bps to reflect the risk in the marketplace for these investments that has arisen due to the lack of an active market for these instruments. We applied this discount factor over the expected life of the estimated cash flows of our ARS with projected interest income of 4.19% per annum. The projected interest income is based on a trailing 12-month average 91-day T-bill rate at 2.99% as of June 29, 2008 plus 120 bps, which is the average annual yield of our ARS assuming auctions continue to fail.

Our analyses indicated the fair value of our ARS investments was approximately $108.5 million, as compared to a face value of approximately $121.9 million as of June 29, 2008. The impairment in value, or $13.4 million, is currently considered by us to be temporary in nature and, accordingly, has been recorded as an unrealized loss in the comprehensive income (loss) component of stockholders’ equity.

We believe that the unrealized loss is temporary in nature and we have classified our investments in ARS as current assets after considering the following factors, among others:

•	Substantially all of our ARS are backed by student loans and guaranteed by FFELP.

•	We believe that, within the Student Loan Auction Rate Securities (SLARS) market, securities guaranteed by FFELP are of higher credit quality than securities that are not guaranteed by FFELP.

•

We are also aware that, although the failures in the ARS market are still recent in nature and have been experienced for less than six months, through June 2008, approximately $3.4 billion of SLARS have been called at par value, all of which were FFELP backed SLARS. Moreover, approximately $1.2 billion of the $3.4 billion was called in the month of June 2008 alone, which showed a growth in call activity in recent months and thus indicated to us that the development of alternative channels of liquidity for these investments continues to improve as compared to earlier in the year.

Therefore, we currently believe that we will be able to sell these securities and have the proceeds available for use in our operations within the next twelve months through such scenarios as a future successful auction, a sale to a buyer outside of the auction process, through a call on these investments, or through a redemption by which issuers establish a different form of financing to replace these securities.

Our auction rate securities have been classified as Level 3 assets in accordance with FASB Statement No. 157, Fair Value Measurements, as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. If different assumptions were used for the various inputs to the valuation approach including, but not limited to, assumptions involving the estimated lives of the ARS investments, the estimated cash flows over those estimated lives, and the estimated discount rates applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined as of June 29, 2008.

We continue to closely monitor the general market for ARS, as well as for our specific ARS investments. This is an area of significant subjectivity of judgment and there is a fluidity of market conditions and other factors outside of our control which we may be unable to reasonably and accurately predict. It is possible that our assumptions about future alternative liquidity sources will prove to be overly optimistic. If the fair value of our investments deteriorates further and if no liquidity vehicles are available in the near future, we may be required to realize an impairment charge as an “other than temporary” expense through our statements of operations.